UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number: 001-34225

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ¨☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ¨☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page

Signature	3

Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: October 11, 2011

Exhibit 99.1

Company Contact:

Vimicro International Corporation

Mr. Anan Liu, Investor Relations Manager

Phone: +86 (10) 6894 8888 ext. 7453

E-mail: liuanan@vimicro.com

Ms. Sandy Song, IR Associate Manager

Phone: +86 (10) 6894 8888 ext. 7401

E-mail: songzheng@vimicro.com

www.vimicro.com

Investor Contact:

CCG Investor Relations

Mr. John Harmon, CFA, Sr. Account Manager

Phone: +86 (10) 6561-6886 ext. 807 (Beijing)

E-mail: john.harmon@ccgir.com

Mr. Roger Ellis, Senior Partner & SVP for M.I.

Phone: +1 (310) 954-1332 (Los Angeles)

E-mail: roger.ellis@ccgir.com

www.ccgir.com

Vimicro Appoints Richard P. Wu as Chief Financial Officer

BEIJING, China – October 3, 2011 – Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading multimedia semiconductor and IP-based surveillance solution provider, today announced the appointment of Mr. Richard Peidong Wu as Chief Financial Officer, effective October 8, 2011.

Mr. Wu is an experienced corporate finance and management professional, with nearly 20 years’ experience working with leading multinational and local Chinese companies in China in technology and other sectors. Before joining Vimicro, he worked as China Managing Director at Dragon Bay Capital, a China-focused management consulting firm. He had also served as CFO positions in several companies, including China Natural Gas, China Medicine Corporation and AlliancePharm US LLC, as well as a Senior Finance Manager at Motorola, Inc. He earned an MBA from the Wharton School of the University of Pennsylvania and a Master of Arts in Criminal Justice from Indiana University.

“I am pleased to join such a visionary technology leader as Vimicro at such an important time, when the company is transitioning from being primarily a provider of multimedia semiconductors to a more diversified supplier of semiconductors and surveillance solutions. I look forward to leveraging my experience and energy in the CFO role, which includes communicating Vimicro’s transformation and future plans to investors,” said Mr. Wu.

“We are pleased to have been able to hire such an experienced professional as Mr. Wu, who I expect to be an outstanding chief financial officer. We look forward to taking full advantage of Richard’s substantial financial and business expertise. We also thank Ms. Yang for her service as Acting CFO during the interim,” commented Vimicro’s Chairman and CEO, Dr. John Deng.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Vimicro is also expanding business into the surveillance market with system-level solutions and semiconductor products. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the company’s ability to increase sales of notebook camera multimedia processors; the company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.